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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  FORM 8-A12B/A
                                 Amendment No. 3

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                HUNT CORPORATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

         Pennsylvania                                21-0481254
  ------------------------             ----------------------------------
  (State of incorporation              (IRS employer identification number)
     or organization)


              One Commerce Square
              2005 Market Street
               Philadelphia, PA                                 19103-7085
    ----------------------------------------                    ----------
    (Address of principal executive offices)                    (Zip code)

Securities to be registered pursuant to Section 12(b) of the Act: Not applicable

          Common Shares, par value $.10 per share (already registered)
          -------------------------------------------------------------
                                (Title of Class)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box.[ ]

Securities Act registration statement file number to which this form relates (if applicable): Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                                  None
                             ----------------
                             (Title of Class)


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Item 1.           Description of Registrant's Securities to be Registered.

                  The Common Shares, as described below, of Hunt Corporation currently are registered under Section 12(b) of the Securities Exchange Act of 1934 and are listed on the New York Stock Exchange. This amended Form 8-A12B/A is being filed for the purpose of setting forth a consolidated, updated summary description of such Common Shares reflecting, among other things, the recent amendment of our Restated Articles of Incorporation electing not to be subject to a certain Pennsylvania anti-takeover law.

                          DESCRIPTION OF COMMON SHARES

                  The following is only a summary description of Hunt Corporation's Common Shares, as well as of certain related provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the "PaBCL"). For detailed information concerning these matters, please refer to our Restated Articles of Incorporation, as amended ("Articles"), and By-laws and other exhibits to this report, and to the applicable provisions of the PaBCL.

                  The authorized capital stock which we currently are authorized by our Articles to issue consists of 40,000,000 Common Shares, par value $.10 per share ("Common Shares"), and 1,000,000 Preferred Shares, par value $.10 per share ("Preferred Shares").

                  The holders of Common Shares are entitled to one vote per share for each share held of record by them on all matters submitted to a vote of shareholders. In the election of directors there is cumulative voting, which means that a holder of Common Shares may multiply the number of votes that such shareholder is entitled to cast by the total number of directors to be elected at a meeting of shareholders and may cast the whole number of such votes for one candidate or may distribute them among some or all of the candidates. Subject to possible superior rights of any series of Preferred Shares that may be issued, holders of Common Shares are entitled to receive such dividends per share as may be declared by our Board of Directors on the Common Shares, and in the event of a liquidation or dissolution of Hunt Corporation, are entitled to share pro-rata in all our remaining assets and funds after our liabilities have been satisfied or provided for. (Certain of our credit agreements contain representations, warranties, covenants and conditions, the violation of which could result in restrictions on our present and future ability to pay dividends). Holders of Common Shares have no preemptive rights to purchase Common Shares or other securities which may be issued by us and no right to convert their Common Shares into any other securities. Further, Common Shares are not subject to future calls for payments or assessments by us and are not redeemable either by holders or by us.

                  By resolution of our Board of Directors and without any further vote or action by the shareholders, we may issue up to the number of Preferred Shares authorized by our Articles in one or more classes or series and may fix the designations, preferences, restrictions and special or relative rights of the shares of each such class or series. This ability to issue Preferred Shares, while providing us flexibility in connection with possible acquisitions and for other corporate purposes, could adversely affect the voting power of holders of Common Shares and could have the effect of making it more difficult for a person or group to acquire, or of discouraging a person or group from seeking to acquire, control of the Company. (The Rights to purchase Series A Participating Preferred Stock (the "Rights") which were attached to the Common Shares pursuant to our 1990 Rights Plan expired, as did the Rights Plan itself, on December 31, 2000. Accordingly, the Rights will no longer be registered under the Exchange Act or listed on the New York Stock Exchange, and the 50,000 shares of our Series A Preferred Stock which were authorized in 1990 for possible issuance upon exercise of the Rights have ceased to be a series of Preferred Shares which the Company is authorized to issue.)

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                  In addition, certain provisions of our Articles and By-laws and of the PaBCL could have the effect of making it more difficult for a person or group to acquire, or of discouraging a person or group from seeking to acquire, control of Hunt Corporation. Included among these are the following:

                  Our Articles and By-laws provide for a classified Board of Directors consisting of three classes of directors as nearly equal in size as the then authorized number of directors constituting our Board of Directors permits. At each annual meeting of shareholders, the class of directors to be elected at such meeting is elected for a three-year term, and the directors in the other two classes continue in office. Each class of directors holds office until the date of the third annual meeting for the election of directors following the annual meeting at which such director was elected. As a result, approximately one-third of our Board of Directors is elected each year. Our Articles further provide, with certain exceptions, that: (i) directors may be removed, with or without cause, only upon the affirmative vote of at least 70% of all securities of Hunt Corporation entitled to vote in the election of directors, and (ii) no director may be removed unless the entire class of which the director is a member is removed in any case where the votes cast against such director's removal represent a number of shares sufficient, if cumulatively voted at an annual election of directors, to elect one or more directors to the class of which such director is a member. Our classified Board and the limitations on shareholders' rights to remove directors could make it more difficult for a potential acquirer to gain control of our Board. Further, our By-laws require that specific advance notice be given to the Company in order for a shareholder to nominate a person or persons for election as a director of the Company or for making other proposals for action at any annual or special meeting of shareholders.

                  Our By-laws also essentially limit the personal liability of our directors for monetary damages for any act or omission as a director to the fullest extent permitted under the terms of the Pennsylvania Directors' Liability Act, as it may be amended, or under any applicable Pennsylvania statute thereafter enacted. This provision may prevent us and our shareholders (through shareholder derivative suits on behalf of Hunt Corporation) from recovering monetary damages against our directors for breaches of or failures to perform their duties as directors, including breaches or failures in an anti-takeover context and/or resulting from grossly negligent conduct. This provision does not, however, exonerate directors from liability: (i) under any criminal statute, (ii) for the payment of taxes under federal, state or local law, or (iii) for self-dealing, willful misconduct or recklessness. Our By-laws further provide for broad indemnification by us of our officers and directors against liabilities, essentially to the fullest extent permitted by applicable law.

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                    Our Articles prohibit us, with certain exceptions, from
entering into certain types of transacations (including a dissolution of the Company; or a merger with, or a sale of all substantially all of our assets or any of our voting securities to, a person, entity or group beneficially owning 5% or more of our outstanding voting securities (a "Related Person")) unless approved by the affirmative vote of the holders of at least 70% of our voting securities or by a majority of our directors in office who were elected at our 1982 Annual Meeting and other directors in office who were duly elected prior to the time the person, entity or group became a Related Person.

                    Subchapter F - Business Combinations - of the PaBCL (15 Pa. C.S. ss.ss. 2551-2556) essentially prohibits us, subject to some exceptions, from engaging in any merger or other business combination with an "interested shareholder" unless: (i) the business combination or the acquisition of shares in which a shareholder becomes an interested shareholder is approved by our Board of Directors before the shareholder becomes an interested shareholder,
(ii) the interested shareholder beneficially owns at least 80% of our outstanding voting shares and the business combination satisfies certain "fair price" criteria and is approved by the holders of a majority of our remaining shares, or (iii) the holders of a majority of our voting shares (excluding those held by the interested shareholder unless the fair price criteria are satisfied) approves the business combination at a meeting held no earlier than five years after the interested shareholder's acquisition date. An "interested shareholder" would be any beneficial owner of 20% or more of our voting shares or a person who is an "affiliate" or an "associate" of ours and who was at any time within the five-year period prior to the date in question a beneficial owner of 20% or more of our voting shares.

                    We have exercised our right to elect not to be subject to certain anti-takeover provisions of the PaBCL, including: (i) Subchapter G, the "control share" provision, which limits the voting power of a shareholder owning 20% or more of a corporation's voting shares, (ii) Subchapter H, the "disgorgement" provision, which permits a corporation to recover profits resulting from the sale of its shares in certain situations, including those in which a person or group attempts to acquire at least 20% of the corporation's voting shares, and (iii) Subchapter E, the "control transactions" provision, which, subject to some exceptions, requires a person or group acquiring voting power over 20% or more of a corporation's voting shares to purchase for "fair value the voting shares of any other shareholders of the corporation who so request. Our election not to be subject to the provisions of Subchapter E was effected through an amendment of our Articles which was approved by our shareholders at our Annual Meeting in April 2002.

                    In addition, our Articles and the PaBCL expressly permit our directors to consider the interests of constituencies other than our shareholders, such as employees, suppliers, customers and the community, and other factors in determining whether to approve corporate transactions such as a takeover of the company and otherwise in discharging their duties as directors.

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Item 2.           Exhibits.

                  Articles, By-laws and instruments defining rights of security holders:

                  3.  (a)    (1) Restated Articles of Incorporation, and (2)
                             Amendment, effective May 2, 2002, of Restated
                             Articles of Incorporation (both filed herewith).

                      (b) By-laws, as amended (incorp. by ref. to Ex. 3(b) to the Company's Form 8-K filed with the Commission in January, 2001).


                  4.  (a)    (1) Note Purchase Agreement dated as of August 1,
                             1996 between the Company and several insurance companies, and (2) Consent and Amendment to Note
                             Agreement dated as of November 14, 2001 (incorp.
                             by ref. to Exs. 4(a)(1) and (2), respectively, to the Company's fiscal 2001 Form 10-K).

                      (b) Credit Agreement dated as of December 21, 2001 between the Company and First Union National Bank, Fleet National Bank, and other lenders (incorp.
                             by ref. to Ex. 4(b) to the Company's fiscal 2001 Form 10-K).

                             Miscellaneous long-term debt instruments and credit facility agreements of the Company, under which the underlying authorized debt is equal to less than 10% of the total assets of the Company and its subsidiaries on a consolidated basis, may not be filed as exhibits to this report. The Company agrees to furnish to the Commission, upon request, copies of any such unfiled instruments.


                                    SIGNATURE


                    Pursuant to the requirements of Section 12 of the Securites Exchange Act of 1934, as amended, the Registrant has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    HUNT CORPORATION

Date: May 8, 2002                   By  /s/ Dennis S. Pizzica
                                        ---------------------------------------
                                        Dennis S. Pizzica
                                        Vice President, Chief Financial Officer,
                                        Secretary and Treasurer

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